SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

PYR ENERGY CORPORATION

(Name of Subject Company (Issuer))

SAMSON ACQUISITION CORP.

SAMSON INVESTMENT COMPANY

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

693677106

(CUSIP Number of Class of Securities)

Annabel M. Jones

Assistant General Counsel—Corporate Affairs

Samson Investment Company

Two West Second Street

Tulsa, Oklahoma 74103

(918) 591-1006

With a copy to:

R. Scott Cohen

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee**
$48,021,118.60	$1,474.25

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.30, the per share tender offer price, by the sum of (i) the 38,010,258 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of April 10, 2007 (according to PYR Energy Corporation’s Schedule 14D-9 filed on April 11, 2007 and the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007) less the 3,689,200 shares owned by Samson Investment Company, (ii) 1,990,764 shares subject to option grants made under the PYR Energy Corporation’s share-based compensation plans (according to the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007), and (iii) 627,500 shares under warrants issued to third parties for services performed (according to the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007).
**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$92.33	Amount Previously Paid:	$1,381.92

Filing Party:	Samson Investment Company	Filing Party:	Samson Investment Company

Form or Registration No.:	SC TO-T/A	Form or Registration No.:	SC TO-T

Date Filed:	April 24, 2007	Date Filed:	March 28, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on March 28, 2007 and amended by Amendment No. 1 filed April 5, 2007 and amended by Amendment No. 2 on April 11, 2007 and amended by Amendment No. 3 on April 24, 2007 (as so amended, the “Schedule TO”) by Samson Acquisition Corp. (“Purchaser”), a Maryland corporation and wholly-owned subsidiary of Samson Investment Company, a Nevada corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the “Company”), for 1.30 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007, as amended (the “Offer to Purchase”). This Amendment is being filed on behalf of Purchaser and Parent. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Items 1 – 11

The information set forth in the Supplement dated April 30, 2007 (the “Supplement’) to the Offer to Purchase dated March 28, 2007 and in the accompanying revised Letter of Transmittal, copies of which are filed with this Amendment as Exhibits (a)(14) and (a)(15), respectively, are incorporated herein by reference with respect to Items 1-11 of the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(14), (a)(15), (a)(16), (a)(17) and (a)(18) and, as so amended, is restated as follows:

(a)(1)	Offer to Purchase, dated March 28, 2007

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Summary Advertisement as published in The New York Times on March 28, 2007

(a)(8)	Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10)	Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(a)(11)	Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12)	Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer

(a)(13)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive Merger Agreement and extension of the Offer

(a)(14)	Supplement dated April 30, 2007 to Offer to Purchase dated March 28, 2007

(a)(15)	Form of Revised Letter of Transmittal

(a)(16)	Form of Revised Notice of Guaranteed Delivery

(a)(17)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(18)	Form of Revised Letter to Clients

(d)(1)	Agreement and Plan of Merger dated as of April 23, 2007 among Parent, Purchaser and the Company

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSON ACQUISITION CORP.

By:	/s/ Jack A. Canon
Name:	Jack A. Canon
Title:	Senior Vice President

SAMSON INVESTMENT COMPANY

By:	/s/ Jack A. Canon
Name:	Jack A. Canon
Title:	Senior Vice President, General Counsel
and Secretary

Dated: April 30, 2007

3

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Offer to Purchase, dated March 28, 2007

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Summary Advertisement as published in The New York Times on March 28, 2007

(a)(8)	Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9)	Press Release announcing Parent’s intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10)	Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit (a)(9))

(a)(11)	Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12)	Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer

(a)(13)	Joint Press Release, dated April 23, 2007, announcing the entry into a definitive Merger Agreement and extension of the Offer

(a)(14)	Supplement dated April 30, 2007 to Offer to Purchase dated March 28, 2007*

(a)(15)	Form of Revised Letter of Transmittal*

(a)(16)	Form of Revised Notice of Guaranteed Delivery*

(a)(17)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(18)	Form of Revised Letter to Clients*

(d)(1)	Agreement and Plan of Merger dated as of April 23, 2007 among Parent, Purchaser and the Company

*	Filed herewith.

4